February 4, 2026

William Billings
Interim Principal Financial Officer
Chewy, Inc.
7700 West Sunrise Boulevard
Plantation, FL 33322

        Re: Chewy, Inc.
            Form 10-K for Fiscal Year Ended February 2, 2025
            File No. 001-38936
Dear William Billings:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services